UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                                                       Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: The Italy Fund Inc.

3. Securities and Exchange Commission File No.: 811-04517

4. Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     125 Broad Street, New York, New York 10004

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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brendan R. Kalb, Esq.
     Willkie Farr & Gallagher
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8166

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Steven Frank
     Smith Barney Fund Management LLC
     125 Broad Street
     11th Floor
     New York, New York 10004
     (212) 291-2684

     John Fitch
     State Street Corporation
     2 Avenue De Lafayette
     6th Floor
     Boston, Massachusetts 02111
     (617) 662-1075

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

     [X] Management Company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [ ]  Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland


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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Smith Barney Fund Management LLC
     399 Park Avenue
     4th Floor
     New York, New York 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13. If the fund is a unit investment trust ("UIT") provide: Not Applicable

     (a) Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes      [X]  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes      [ ]  No

          If Yes, state the date on which board vote took place: November 21,
          2002

          If No, explain:


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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes       [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          January 30, 2003

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          February 24, 2003: The Fund paid the entire distribution of $6.6497 per share on February 24, 2003.

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes      [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes      [X]  No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


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18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes      [ ]  No

          Subject to the Fund's reservation of assets (held by the Fund's custodian, State Street Bank & Trust Co.) to pay expenses of liquidation and other accrued expenses, all assets of the Fund have been distributed. In addition, reserved assets for purposes of making distributions of net asset value to investors holding certificated shares who have not properly surrendered such shares to the Fund are held by PFPC Global Services.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X]  Yes      [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

          A bank account maintained by PFPC Global Fund Services, as of July 11, 2003, holds $75,795 in cash for the purpose of funding distributions to 120 former shareholders, who have not yet responded to the Fund's letters requesting that they submit their share certificates in order to receive their pro rata share of the assets of the Fund. Assets will be available to PFPC Global Fund Services to pay shareholders upon receipt of certificates for a period of three years commencing February 13, 2003.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X]  Yes      [ ]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Cash (reserved for liabilities): $93,470

          Cash in the amount of $75,795, as of July 11, 2003, is also reserved to pay certain certificated shareholders (see responses to Item 19 above).


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     (b)  Why has the fund retained the remaining assets?

          See responses to Items 18, 19, 20(a) above and Item 21.

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes      [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]  Yes      [ ]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          (i)   Custody Expenses:                    $1,274

          (ii)  Audit Expenses:                      $1,067

          (iii) Legal Expenses:                     $44,830

          (iv)  Directors Fees:                      $3,163

          (v)   Transfer Agent Expenses:             $8,629

          (vi)  Shareholder Communication Expenses: $20,880

          (vii) Miscellaneous:                      $13,627


     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: $90,000

          (ii)  Accounting expenses: $10,000

          (iii) Other expenses (list and identify separately):   $30,500

                        Printing                                  $7,500


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                        Proxy Solicitation                       $15,500

                        Mailing                                   $7,500

          (iv)  Total expenses (sum of lines (i)-(iii) above):  $130,500

     (b)  How were those expenses allocated?

          The total expenses were borne by the Fund. The amounts distributed to shareholders of the Fund upon liquidation were reduced by any remaining accrued expenses of the Fund, including the expenses of the Fund in connection with the solicitation and with the liquidation.

     (c)  Who paid those expenses?

          All expenses are borne by the Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes      [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes      [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes      [X]  No

     If Yes, describe the nature and extent of those activities:


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VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION



     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Italy Fund Inc., (ii) he is the Chairman and Chief Executive Officer of The Italy Fund Inc. and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ R. Jay Gerken
                                        ------------------------------
                                            R. Jay Gerken